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                              August 3, 2020

       How Kok Choong
       Chief Executive Officer
       Agape ATP Corp
       1705     1708, Level 17, Tower 2, Faber Towers, Jalan Desa Bahagia
       Taman Desa, Kuala Lumpur, Malaysia (Postal Code: 58100)

                                                        Re: Agape ATP Corp
                                                            Registration
Statement on Form S-1
                                                            Filed July 20, 2020
                                                            File No. 333-239951

       Dear Mr. Choong:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed July 20, 2020

       Cover Page

   1.                                                   Revise to complete your
fee table in the next amendment.
   2. Please revise the cover page of the registration statement to include the number of shares of common stock to be
offered. Refer to Item 501(b)(2) of Regulation S-K and Securities
                                                        Act Rules Compliance
and Disclosure Interpretations Question 227.02. Additionally,
                                                        please disclose the
price of the securities, or the method by which the offering price will be determined, in
accordance with Item 501(b)(3).
       Underwriting, page 103

   3. We note your disclosure on page 103 that the Underwriting Agreement provides that the
 How Kok Choong
Agape ATP Corp
August 3, 2020
Page 2
      obligation of the underwriter to arrange for the offer and sale of shares is on a best efforts basis. However, the cover page indicates that the offering is to be made on a firm commitment basis. Please reconcile these statements and revise your disclosure accordingly. In the event the offering is to be on a best efforts basis, please provide the disclosure required by Item 501(b)(8)(ii) and (iii) of Regulation S-K. In the event the offering is to be on a firm commitment basis, name the underwriter in the next amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Laura Crotty at (202) 551-7614 or Dorrie Yale at (202) 551-8776 with any other questions.



                                                             Sincerely,
FirstName LastNameHow Kok Choong
                                                             Division of
Corporation Finance
Comapany NameAgape ATP Corp
                                                             Office of Life
Sciences
August 3, 2020 Page 2
cc:       Lawrence Venick
FirstName LastName